NEW YORK STATE ELECTRIC & GAS CORPORATION
P.O. Box 3287
Ithaca, NY 14852-3287

Registration No. 333-103926

March 9, 2005

VIA EDGAR

File 1-5139

* * * * * * * * * * *

U.S. Securities and Exchange Commission
Mail Stop O-7
6432 General Green Way
Alexandria, VA 22312- 2413

RE:      New York State Electric & Gas Corporation
            Form S-3/A
            Application for Withdrawal

Gentlemen:

New York State Electric & Gas Corporation hereby requests that Form S-3/A filed with the U.S. Securities and Exchange Commission on February 18, 2005, Registration No. 333-103926 be withdrawn. The filing was erroneously submitted under the incorrect EDGAR submission type. The filing should have been made under the submission type of POS AM, and a corrected submission was filed on March 2, 2005.

Accordingly, the Registrant respectfully requests that the Commission accept this Application for Withdrawal to take effect immediately upon receipt of this letter.

Sincerely,

NEW YORK STATE ELECTRIC & GAS CORPORATION

By: /s/Joseph J. Syta
          Joseph J. Syta
          Vice President - Controller and Treasurer